

July 26, 2012

Via E-mail
Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

      Re: **URS Corporation**
                Form 10-K
                Filed February 27, 2012
                File No. 1-7567

Dear Mr. Hicks:

We have reviewed your response dated July 13, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 30, 2011

Risk Factors, page 18

1.   We have read your response to comment 1 in our letter dated June 18, 2012. Regarding the proposed clarification you intend to include in the risk factor, the "except as may otherwise be disclosed in this Form 10-K" language prevents a reader from knowing whether you currently have any restricted assets and also from knowing the results of the 25% test. Therefore, as previously requested, please revise this risk factor in future filings to state, if true, that no significant amount of net assets are currently restricted under existing legal and contractual provisions. Alternatively, quantify the amount of restricted net assets, if material.

Management's Discussion and Analysis, page 40

Liquidity, page 66

2.   We have read your response to comment 3 in our letter dated June 18, 2012. If the $91.9 million of performance-based incentives will not be billed or collected until 2013, then it appears it should be classified as a non-current asset on the December 30, 2011 balance sheet. Since the impact is material to working capital, please reclassify this amount in future filings.

Critical Accounting Policies and Estimates, page 76

3.   We have read your response to comment 4 in our letter dated June 18, 2012. Based on your latest response and the aggregation requirements under ASC 350-20-35-35 and 280-10-50-11, it is not clear how the increasing EBIT percentages of the GSG component are similar to the other components and can therefore be appropriately aggregated into one Federal Services reporting unit. Please explain in detail providing quantitative support where necessary. Please note that the primary requirement in determining whether two or more components of an operating segment are economically similar is their long-term financial performance, and then the various qualitative characteristics outlined by the related guidance. In this regard, you may wish to provide other measures of historical performance of the components, such as revenues, revenue growth rates, gross profits, and gross profit margins.

      You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief